August 30, 2021

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn: Ethan Horowitz
Accounting Branch Chief
Division of Corporation Finance
Office of Energy & Transportation

RE: Portland General Electric Company
Form 10-K for the Fiscal Year Ended December 31, 2020
File No. 001-05532-99

Dear Mr. Horowitz:

We are writing in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission, dated August 27, 2021 (the “Comment Letter”), to Mr. James A. Ajello, Chief Financial Officer of Portland General Electric Company (the “Company”), containing a comment with respect to the Company’s above referenced filing.

For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately following.

Form 10-K for Fiscal Year Ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 46

1.We note your response to our prior comment 1. As previously noted, pursuant to Item 10(e)(1)(ii)(B) of Regulation S-K, reconciliation of non-GAAP measures should be to the most directly comparable measure calculated and present in accordance with GAAP. For the non-GAAP gross margin measure you present, the most directly comparable GAAP-basis measure appears to be a fully burdened gross margin that includes depreciation and amortization and any other relevant cost of revenue items. Please revise your disclosure accordingly. In this connection, the illustrative example included in your response appears to provide a reconciliation of your non-GAAP gross margin measure to GAAP-basis revenue.

Response:

We acknowledge the Staff’s comment and view that for the non-GAAP gross margin measure presented, the most directly comparable GAAP-basis measure is a fully burdened gross margin. In future filings, in the event the Company presents non-GAAP gross margin, the Company will reconcile non-GAAP gross margin to a fully burdened gross margin.

* * * * *

We believe that the foregoing is fully responsive to the Comment Letter. If you have any questions, concerns, or require clarification on any of the matters addressed herein, please contact Christopher Liddle, Controller and Assistant Treasurer at (503) 464-7458 or christopher.liddle@pgn.com.

Very truly yours,

PORTLAND GENERAL ELECTRIC COMPANY

By:	/s/ James A. Ajello
James A. Ajello
Senior Vice President of Finance,
Chief Financial Officer and Treasurer